STROOCK

November 27, 2012

Alexandra M. Ledbetter

Timothy S. Levenberg

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Energy Inc.

Dear Ms. Ledbetter:

On behalf of our client, PBF Energy Inc. (the “Company”), we hereby submit the proposed offering terms of its initial public offering (the “IPO”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K. The Company intends to include these pricing terms in Amendment No. 7 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), to be filed with the Commission on or about November 29, 2012. The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of November 27, 2012. Should the bona fide estimates of these terms change between today and November 29, 2012, the figures presented in Amendment No. 7 may increase or decrease accordingly.

The Company proposes to price the IPO with a bona fide price range of $25.00 to $27.00, with a midpoint of $26.00. In the IPO, the Company proposes to issue and sell up to 16,500,000 shares of Class A common stock and up to an additional 2,475,000 shares of Class A common stock pursuant to the underwriters’ option to purchase additional shares of Class A common stock. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Company’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the offering given recent market volatility as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, we are enclosing the Company’s proposed marked copy of those pages of Amendment No. 7 that will be affected by the offering terms set forth herein. These marked changes will be incorporated into Amendment No. 7, to be filed with the Commission on or about November 29, 2012. Amendment No. 7 will also include the Underwriting Agreement as Exhibit 1.1 and our opinion to the Company as Exhibit 5.1.

The Company seeks confirmation from the Staff that it may launch its IPO with the price range specified herein and include such price range in Amendment No. 7, to be filed with the Commission on or about November 29, 2012.

Please do not hesitate to call the undersigned at (212) 806-5793 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Todd E. Lenson
Todd E. Lenson, of Stroock & Stroock & Lavan LLP

Cc:	Securities and Exchange Commission

H. Roger Schwall

Michael Fay

Karl Hiller

Jeffrey Dill, Esq.

Douglas S. Horowitz, Esq.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus (Subject to completion)

Issued November         , 2012

16,500,000 Shares

Class A Common Stock

PBF Energy Inc. is offering shares of its Class A common stock. We intend to use a significant portion of the net proceeds from this offering to purchase equity interests in our business from certain of our existing owners. Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of our Class A common stock is expected to be between $25.00 and $27.00 per share.

Immediately following this offering, the holders of our Class A common stock will collectively own 100% of the economic interests in PBF Energy Inc., and have 17.2% of the voting power of PBF Energy Inc. The holders of our Class B common stock will have the remaining 82.8% of the voting power of PBF Energy Inc. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange.

We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “PBF”.

Investing in our Class  A common stock involves risks. See “Risk Factors” beginning on page 17.

Price $         Per Share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters a 30-day option to purchase up to 2,475,000 additional shares of Class A common stock on the same terms as set forth above. See the section of this prospectus entitled “Use of Proceeds” and “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2012.

Citigroup	Morgan Stanley

Credit Suisse	Deutsche Bank Securities

UBS Investment Bank	Barclays

The following table provides summary operating information concerning each of our three refineries:

Refinery	Approximate Throughput Capacity (bpd)	Nelson Complexity Index	Estimated Replacement Cost	Benchmark Crack Spread
Toledo	170,000	9.2	$2.4 billion	WTI
				(Chicago) 4-3-1
Delaware City	190,000	11.3	$3.1 billion	Dated Brent
				(NYH) 2-1-1
Paulsboro	180,000	13.2	$2.7 billion	Dated Brent
				(NYH) 2-1-1

Total	540,000	11.3	$8.2 billion
		(weighted average)

For the year ended December 31, 2011 and the nine months ended September 30, 2012, we had (a) pro forma total revenues of $16.0 billion and $15.2 billion, respectively; (b) pro forma Adjusted EBITDA of $480.7 million and $732.6 million, respectively; and (c) pro forma net income of $280.7 million and $503.3 million, respectively. Our pro forma results for the year ended December 31, 2011 do not include any adjustments for Delaware City to reflect incremental revenue and operating expenses that we expect to generate in connection with the re-start because the refinery was not operational when it was acquired and the transaction was accounted for as an acquisition of assets, not a business combination. For a definition and reconciliation of pro forma Adjusted EBITDA to pro forma net income, see “—Summary Historical and Pro Forma Financial and Other Data.”

Our History and Acquisitions

March 2008	PBF was formed.

June 2010	The idle Delaware City refinery and its related assets were acquired from Valero Energy Corporation, or Valero, for approximately $220.0 million.

December 2010	The Paulsboro refinery was acquired from Valero for approximately $357.7 million, excluding working capital.

March 2011	The Toledo refinery was acquired from Sunoco for approximately $400.0 million, excluding working capital.

October 2011	Delaware City became operational.

Delaware City Acquisition and Re-Start. We acquired the idle Delaware City refinery and its related assets, including a petroleum product terminal, a petroleum products pipeline and an electric generation facility, on June 1, 2010 from affiliates of Valero for approximately $220.0 million in cash. In the fourth quarter of 2009, due to, among other reasons, financial losses caused by one of the worst recessions in recent history, the prior owner shut down the refinery. We were therefore able to acquire the refinery at an attractive price. In addition, at the time of acquisition, we reached an agreement with the State of Delaware that provided for a five-year operating permit and up to approximately $45.0 million of economic support to re-start the facility, and negotiated a new long-term contract with the relevant union at the refinery. We believe that the refinery’s ability to process lower quality crudes will allow us to capture a higher margin as these lower quality crudes are typically priced at discounts to benchmark crudes, and to compete effectively in a region where product demand significantly exceeds refining capacity.

Since our acquisition, we have invested more than $500.0 million in turnaround and re-start projects at Delaware City, as well as in the recent strategic development of a crude rail unloading facility. The re-start process

The Offering

Class A common stock to be offered by PBF Energy	16,500,000 shares

Over-allotment option	2,475,000 shares

Class A common stock outstanding after the offering	16,500,000 shares (or 95,676,893 shares if all outstanding PBF LLC Series A Units held by our existing owners were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Class B common stock outstanding after the offering	37 shares, or one share for each holder of PBF LLC Series A Units.

Voting power held by holders of Class A common stock after the offering	17.2% (or 100% if all outstanding PBF LLC Series A Units held by our existing owners were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Voting power held by holder of Class B common stock after the offering	82.8% (or 0% if all outstanding PBF LLC Series A Units held by our existing owners were exchanged for newly issued shares of Class A common stock on a one-for-one basis).

Use of proceeds	The proceeds to PBF Energy from this offering, before deducting underwriting discounts, will be approximately $429.0 million (or $493.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

PBF Energy intends to use $390.0 million of the proceeds from this offering (or $454.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), to purchase PBF LLC Series A Units (which will be reclassified as PBF LLC Series C Units in connection with such acquisition) from Blackstone and First Reserve, as described under “Organizational Structure—Offering Transactions.” Accordingly, we will not retain any of these proceeds. See “Principal Stockholders” for further information.

PBF Energy intends to use all of the remaining proceeds from this offering, or $39.0 million, to purchase newly-issued PBF LLC Series C Units from PBF LLC, as described under “Organizational Structure—Offering Transactions.” We intend to cause PBF LLC to use these proceeds to pay the expenses of this offering, including aggregate underwriting discounts of $21.5 million (or $24.7 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and other offering expenses estimated at $7.8 million. Any remaining proceeds will be used for general corporate purposes, including to potentially repay amounts outstanding under our ABL Revolving Credit Facility. See “Use of Proceeds.”

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Our existing owners hold all of the shares of Class B common stock. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of PBF Energy that is equal to the aggregate number of PBF LLC Series A Units held by such holder. See “Description of Capital Stock—Class B Common Stock.”

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividend policy	We currently intend to pay quarterly cash dividends of approximately $0.20 per share on our Class A common stock following this offering, commencing after the completion of the first quarter of 2013. The declaration, timing and amount of any such dividends will be at the sole discretion of our board of directors and will depend on a variety of factors, including general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our outstanding debt documents, and such other factors as our board of directors may deem relevant.

Because we are a holding company, our cash flow and ability to pay dividends depends upon the financial results and cash flows of our operating subsidiaries and the distribution or other payment of cash to us in the form of dividends or otherwise from PBF LLC.

Exchange rights of our existing owners	Prior to this offering, we will enter into an exchange agreement pursuant to which our existing owners will have the right to cause PBF LLC to exchange their PBF LLC Series A Units for shares of Class A common stock of PBF Energy on a one-for-one basis, subject to equitable adjustment for stock splits, stock dividends and reclassifications, and further subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by our financial sponsors upon the sale of the shares of Class A common stock received by them upon such exchange.

Under the amended and restated certificate of incorporation of PBF Energy, each holder of Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each PBF LLC Series A Unit held by such holder. Accordingly, as our existing owners exchange their PBF LLC Series A Units for shares of Class A common stock pursuant to the exchange agreement, the voting power afforded to our existing owners by their shares of Class B common stock will be automatically and correspondingly reduced.

Directed Share Program	At our request, the underwriters have reserved up to 412,500 shares of our Class A common stock offered hereby for sale to certain of our employees and certain other participants. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class A Common Stock—Certain participants in our directed share program must hold their shares for a minimum of 180 days following the date of the final prospectus related to this offering and accordingly will be subject to market risks not imposed on other investors in the offering” and “Underwriting.”

Risk factors	For a discussion of factors you should consider before buying the shares, see “Risk Factors.”

New York Stock Exchange symbol	“PBF”

Unless we specifically state otherwise, all information in this prospectus:

•	assumes no exercise by the underwriters of their over-allotment option to purchase 2,475,000 additional shares of our Class A common stock;

•

does not reflect 79,176,893 shares (or, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, 76,701,893 shares) of Class A common stock issuable upon exchange of PBF LLC Series A Units outstanding immediately following this offering; and

•

excludes (a) outstanding options and warrants to purchase 2,181,230 PBF LLC Series A Units, at a weighted average exercise price of $10.24 per unit, 1,586,210 of which will be vested and exercisable as of the date of the closing of this offering, and (b) an additional 5,000,000 shares authorized and reserved for issuance under our equity incentive plan, including 675,000 shares issuable upon the exercise of stock options that we intend to grant to our officers and employees at the time of this offering. See “Executive Compensation — Compensation Discussion and Analysis — Equity Compensation,” “Executive Compensation — Compensation Discussion and Analysis — 2012 Equity Incentive Plan,” “Executive Compensation — Compensation Discussion and Analysis — IPO Date Stock Option Awards and Cash Bonus to Employees” and “Certain Relationships and Related Transactions — Investments in PBF LLC.”

	Year Ended December 31, 2009(3)	Year Ended December 31, 2010		Pro Forma	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Pro Forma
			Year Ended December 31, 2011	Year Ended December 31, 2011			Nine Months Ended September 30, 2012
	(in thousands)
Statement of operations data:
Revenues(1)	$228	$210,671	$14,960,338	$15,961,529	$10,183,897	$15,188,327	$15,188,327

Cost and expenses
Cost of sales, excluding depreciation	—	203,971	13,855,163	14,719,566	9,147,063	13,871,884	13,871,884
Operating expenses, excluding depreciation	—	25,140	658,831	699,557	457,722	537,880	537,880
General and administrative expenses	6,294	15,859	86,183	89,857	71,533	78,042	78,042
Acquisition related expenses(2)	—	6,051	728	172	684	—	—
(Gain) on sale of asset					—	(2,430)	(2,430)
Depreciation and amortization expense	44	1,402	53,743	57,952	35,636	67,419	67,419

	6,338	252,423	14,654,648	15,567,104	9,712,638	14,552,795	14,552,795

(Loss) income from operations	(6,110)	(41,752)	305,690	394,425	471,259	635,532	635,532

Other (expense) income
Change in fair value of catalyst lease obligation	—	(1,217)	7,316	7,316	4,848	(6,929)	(6,929)
Change in fair value of contingent consideration	—	—	(5,215)	(5,215)	(4,829)	(2,076)	(2,076)
Interest income (expense), net	10	(1,388)	(65,120)	(95,603)	(44,127)	(86,753)	(86,892)

(Loss) income before taxes	(6,100)	(44,357)	242,671	300,923	427,151	539,774	539,635
Income taxes	—	—	—	20,239	—	—	36,295

Net (loss) income	$(6,100)	$(44,357)	$242,671	280,684	$427,151	$539,774	503,340

Less—Net (loss) income attributable to noncontrolling interest				249,027			446,572

Net (loss) income attributable to PBF Energy Inc.				$31,657			$56,768

Balance sheet data (at end of period):
Total assets	$19,150	$1,274,393	$3,621,109	$3,611,186	$3,872,150	$3,932,507	$3,909,103
Total long-term debt(4)	—	325,064	804,865	824,260	713,255	732,961	732,961
Total equity	18,694	456,739	1,107,615	936,700	1,296,131	1,633,326	1,467,888

Selected financial data:
Adjusted EBITDA(5)	$(6,066)	$(28,699)	$388,219	$480,666	$507,070	$732,603	$732,603
Capital expenditures(6)	$70	$72,118	$551,544	$551,544	$504,034	$129,505	$129,505

(1)	Consulting services income provided to a related party was $10 and $221 for the years ended December 31, 2010 and 2009, respectively. No consulting services income was earned subsequent to 2010.
(2)	Acquisition related expenses consist of consulting and legal expenses related to the Paulsboro and Toledo acquisitions as well as non-consummated acquisitions.
(3)	December 31, 2009 balance sheet data is that of PBF Investment LLC. See footnote 1, Description of Business and Basis of Presentation, in the PBF LLC consolidated financial statements.
(4)	Total long-term debt includes current maturities and our Delaware Economic Development Authority loan of $20.0 million.
(5)	We believe Adjusted EBITDA is an important measure of operating performance and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and eliminates items that have less bearing on our operating performance.

Adjusted EBITDA, as presented herein, is a supplemental measure of performance that is not required by, or presented in accordance with, GAAP. We use this non-GAAP financial measure as a supplement to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. Adjusted EBITDA is a measure of operating performance that is not defined by GAAP and should not be considered a substitute for net income as determined in accordance with GAAP.

Also, because Adjusted EBITDA is not calculated in the same manner by all companies, it is not necessarily comparable to other similarly titled measures used by other companies. Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of Adjusted EBITDA are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•

Although depreciation and amortization are non-cash charges, the asset being depreciated or amortized often will have to be replaced and Adjusted EBITDA does not reflect the cash requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital requirements; and

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to make payments of interest or principal on our indebtedness.

The following table reconciles net income (loss) (or, on a pro forma basis, net income attributable to PBF Energy Inc.) to Adjusted EBITDA:

				Pro Forma				Pro Forma
	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2011		Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2012
	(in thousands)
Net income (loss)	$(6,100)	$(44,357)	$242,671	$280,684	(f)	$427,151	$539,774	$503,340	(g)
Income taxes	—	—	—	20,239		—	—	36,295
Interest (income) expense, net	(10)	1,388	65,120	95,662		44,127	86,753	86,892
Depreciation and amortization	44	1,402	53,743	57,952		35,636	67,419	67,419
Stock-based compensation	—	2,300	2,516	2,516		1,911	1,707	1,707
Acquisition related expense(a)	—	6,051	728	172		684	—	—
Non-cash change in market value of inventory repurchase obligation(b)	—	2,043	18,771	18,771		(4,932)	9,716	9,716
Non-cash deferral of gross profit on finished product sales(c)	—	1,257	6,771	6,771		2,512	18,229	18,229
Change in fair value of catalyst lease obligations(d)	—	1,217	(7,316)	(7,316)		(4,848)	6,929	6,929
Change in fair value of contingent consideration(e)	—	—	5,215	5,215		4,829	2,076	2,076

Adjusted EBITDA	$(6,066)	$(28,699)	$388,219	$480,666		$507,070	$732,603	$732,603

(a)	See footnote (2) above.
(b)	Certain of our crude and feedstock supply agreements require that we repurchase inventory held by our counterparties at a future date at the then fair market value. We are required to record these repurchase obligations at their fair market value at the end of each reporting period. The change in fair market value based on changes in commodity prices is a non-cash charge or benefit included in cost of sales. We add back the impact of the change in market value of these future inventory repurchase obligations in arriving at Adjusted EBITDA to better reflect Adjusted EBITDA on a cash-basis.

(c)	We sell our production of light finished products at our Paulsboro and Delaware City refineries to a single counterparty. On a daily basis, the counterparty purchases and pays for the products as they are produced, delivered to the refineries’ storage tanks, and legal title passes to the counterparty. Revenue and gross profit on these product sales are deferred until the products are shipped out of our storage facility, which typically occurs within an average of six days. We add back the non-cash deferral of the gross profit on these product sales in arriving at Adjusted EBITDA to better reflect Adjusted EBITDA on a cash-basis.
(d)	We entered into agreements pursuant to which certain precious metals catalyst located at our Delaware City and Toledo refineries were sold and leased back for three one-year periods. We have recorded these transactions as capital leases as we are required to repurchase the precious metals catalyst at its market value at lease termination. We elected the fair value option for accounting for the catalyst repurchase obligations and the change in fair value of the underlying precious metals is recorded in the income statement as a non-cash charge or benefit each reporting period. We add back the impact of the change in fair value of these future precious metal catalyst repurchase obligations in arriving at Adjusted EBITDA to better reflect Adjusted EBITDA on a cash-basis.
(e)	In connection with the Toledo acquisition, the seller will be paid an amount equal to 25% of the amount by which the purchased assets’ EBITDA exceeds $125.0 million in a given calendar year through 2016 (pro-rated for 2011 and 2016). The aggregate amount of such payments cannot exceed $125.0 million. The purchased assets’ EBITDA is calculated using calendar year earnings we have earned solely from the purchase of Toledo including reasonable direct and allocated overhead expenses, less any significant extraordinary or non-recurring expenses, and any fees or expenses incurred by us in connection with the Toledo acquisition. A charge or benefit is recorded each reporting period reflecting the change in the estimated fair value of the contingent consideration we expect to pay in connection with our acquisition of the Toledo refinery. We add back the impact of the change in fair value of the contingent consideration in arriving at Adjusted EBITDA to better reflect Adjusted EBITDA on a cash-basis.
(f)	Includes net income attributable to PBF Energy Inc. of $31,657 and net income attributable to noncontrolling interests of $249,027.
(g)	Includes net income attributable to PBF Energy Inc. of $56,768 and net income attributable to noncontrolling interests of $446,572.

(6)	Includes expenditures for construction in progress, property, plant and equipment and deferred turnaround costs.

liabilities. Investors who purchase Class A common stock in this offering will be diluted by $10.66 per share after giving effect to the sale of shares of Class A common stock in this offering at an assumed initial public offering price of $26.00 per share, the mid-point of the estimated price range set forth on the cover page of this prospectus. If we grant options in the future to our employees, and those options are exercised or other issuances of Class A common stock are made, there will be further dilution. See “Dilution.”

A significant portion of the proceeds from this offering will be used to purchase PBF LLC Series A Units from Blackstone and First Reserve.

We intend to use a significant portion of the proceeds from this offering to purchase PBF LLC Series A Units (which will be reclassified as PBF LLC Series C Units in connection with such acquisition) from Blackstone and First Reserve as described under “Organizational Structure—Offering Transactions.” Accordingly, we will not retain any of these proceeds. See “Use of Proceeds” included elsewhere in this prospectus.

There is no existing market for our Class A common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our Class A common stock. We have applied to list our Class A common stock on the NYSE. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our Class A common stock that you buy. The initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters based on numerous factors that we discuss in the “Underwriting” section of this prospectus and may not be indicative of prices that will prevail in the open market following this offering.

Consequently, you may not be able to sell our Class A common stock at prices equal to or greater than the price you paid in this offering.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering and our stock price may be highly volatile.

The initial public offering price of our Class A common stock is based on numerous factors and may not be indicative of the market price of our Class A common stock after this offering. The market price may be affected by such factors as:

•	variations in actual or anticipated operating results;

•	changes in, or failure to meet, earnings estimates of securities analysts;

•	market conditions in the oil refining industry;

•	regulatory actions;

•	general economic and stock market conditions; and

•	the availability for sale, or sales, of a significant number of shares of our Class A common stock in the public market.

These and other factors may cause the market price of our Class A common stock to decline below the initial public offering price, which in turn would adversely affect the value of your investment.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could significantly harm our profitability and reputation.

We cannot assure you that we will declare dividends or have the available cash to make dividend payments. We are a holding company that depends upon cash from our subsidiaries to meet our obligations and/or to pay dividends in the future.

We currently intend to pay quarterly cash dividends in an amount equal to approximately $0.20 per share of Class A common stock following this offering, commencing after the completion of the first quarter of 2013. The declaration, amount and payment of this and any other future dividends on shares of Class A common stock will be at the sole discretion of our board of directors, and we are not obligated under any applicable laws, our governing documents or any contractual agreements with our existing owners or otherwise to declare or pay any dividends or other distributions (other than the obligations of PBF LLC to make tax distributions to its members). Our board of directors may take into account, among other things, general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our outstanding debt documents, and such other factors as our board of directors may deem relevant in determining whether to declare or pay any dividend. As a result, if we do not declare dividends you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it. Any dividends that we may declare and pay will not be cumulative.

We are a holding company and all of our operations are conducted through subsidiaries of PBF Holding. We have no independent means of generating revenue and no material assets other than our ownership interest in PBF LLC. Therefore, we depend on the earnings and cash flow of our subsidiaries to meet our obligations, including our indebtedness, tax liabilities and obligations to make payments under the tax receivable agreement. If we or PBF LLC do not receive such cash distributions, dividends or other payments from our subsidiaries, we and PBF LLC may be unable to meet our obligations and/or pay dividends.

We intend to cause PBF LLC to make distributions to its members in an amount sufficient to enable us to cover all applicable taxes at assumed tax rates, make payments owed by us under the tax receivable agreement, and to pay other obligations and dividends, if any, declared by us. To the extent we need funds and PBF LLC or any of its subsidiaries is restricted from making such distributions under applicable law or regulation or under the terms of our financing or other contractual arrangements, or is otherwise unable to provide such funds, such restrictions could materially adversely affect our liquidity and financial condition.

Our ABL Revolving Credit Facility, senior secured notes and certain of our other outstanding debt arrangements include a restricted payment covenant, which restricts the ability of PBF Holding to make distributions to us, and we anticipate our future debt will contain a similar restriction. In addition, there may be restrictions on payments by our subsidiaries under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. For example, PBF Holding is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the limited liability company (with certain exceptions) exceed the fair value of its assets. As a result, we may be unable to obtain that cash to satisfy our obligations and make payments to our stockholders, if any.

Certain participants in our directed share program must hold their shares for a minimum of 180 days following the date of the final prospectus related to this offering and accordingly will be subject to market risks not imposed on other investors in the offering.

At our request, the underwriters have reserved up to 412,500 shares of our Class A common stock offered hereby for sale to our employees and certain other participants through a directed share program. Purchasers of these shares who have entered into a lock-up agreement with the underwriters in connection with this offering, which include some of our directors, officers, employees and certain other persons who are otherwise associated with us, will be required to agree that they will not, subject to exceptions, offer, sell, contract to sell or otherwise dispose of or hedge any shares of Class A common stock for a period of 180 days after the date of the final prospectus relating to this offering, subject to certain specified extensions. As a result of such restriction, such purchasers may face risks not faced by other investors who have the right to sell their shares of Class A common stock at any time following this offering. These risks include the market risk of holding our shares of Class A common stock during the period that such restrictions are in effect. In addition, the price of our Class A management may not be able to certify as to the adequacy of our internal controls over financial reporting. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, and result in a breach of the covenants under our debt agreements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting in the future. This could materially adversely affect us and lead to a decline in our Class A common stock price.

We are controlled by our existing owners, whose interests may differ from those of our public stockholders.

We are controlled, and after this offering will continue to be controlled, by Blackstone and First Reserve. After the completion of this offering, each of Blackstone and First Reserve will continue to beneficially own in the aggregate approximately 78.1% of the combined voting power of our common stock (or 75.5% if the underwriters exercise their option to purchase additional shares in full). As a result, Blackstone and First Reserve will have the ability to elect all of our directors and thereby control our policies and operations, including the appointment of management, future issuances of our Class A common stock or other securities, the payment of dividends, if any, on our Class A common stock, the incurrence of debt by us, amendments to our certificate of incorporation and bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests.

Our existing owners, including Blackstone and First Reserve, hold all of the outstanding PBF LLC Series A Units. Because our existing owners hold their economic interest in our business through PBF LLC, rather than through the public company, they may have conflicting interests with holders of shares of our Class A common stock. For example, our existing owners may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreement that we will enter into in connection with this offering, and whether and when we should undergo certain changes of control within the meaning of the tax receivable agreement or terminate the tax receivable agreement, which would accelerate our obligations thereunder. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

Blackstone and First Reserve may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you. For example, they could cause us to make acquisitions that increase our indebtedness or to sell revenue-generating assets. So long as they continue to beneficially own a majority of the combined voting power of our common stock, they will have the ability to control the vote in any election of directors. In addition, pursuant to a stockholders agreement entered into between us and Blackstone and First Reserve, following this offering Blackstone and First Reserve will also have the ability to nominate a number of our directors, including a majority of our directors, provided certain ownership thresholds are maintained. See “Management,” “Principal Stockholders” and “Certain Relationships and Related Transactions.” This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock. Lastly, Blackstone and First Reserve are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. They may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us.

We will be required to pay the holders of PBF LLC Series A Units and PBF LLC Series B Units for certain tax benefits we may claim arising in connection with this offering and future exchanges of PBF LLC Series A Units for shares of our Class A Common Stock and related transactions, and the amounts we may pay could be significant.

As described in “Organizational Structure—Offering Transactions,” we intend to use a significant portion of the net proceeds from this offering to purchase PBF LLC Series A Units from certain of our existing owners, with the balance used to purchase newly issued PBF LLC Series C Units from PBF LLC. We will enter into a tax receivable agreement with the holders of PBF LLC Series A Units and PBF LLC Series B Units that will provide for the payment from time to time by PBF Energy to such persons of 85% of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) the increases in tax basis resulting from its acquisitions of PBF LLC Series A Units as part of the Offering Transactions or in the future and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

We expect that the payments that we may make under the tax receivable agreement will be substantial. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect future payments under the tax receivable agreement relating to the purchase by PBF Energy of PBF LLC Series A Units as part of the Offering Transactions to aggregate $96.8 million (or $112.7 million if the underwriters exercise their option to purchase additional shares) and to range over the next 15 years from approximately $3.6 million to $16.0 million per year (or approximately $4.2 million to $18.6 million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. Future payments by us in respect of subsequent exchanges of PBF LLC Series A Units would be in addition to these amounts and are expected to be substantial as well. The foregoing numbers are merely estimates—the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement, and/or (ii) distributions to PBF Energy by PBF LLC are not sufficient to permit PBF Energy to make payments under the tax receivable agreement after it has paid its taxes and other obligations. The payments under the tax receivable agreement are not conditioned upon any recipient’s continued ownership of us.

In certain cases, payments by us under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement will provide that upon certain changes of control, or if, at any time, PBF Energy elects an early termination of the tax receivable agreement, PBF Energy’s (or its successor’s) obligations with respect to exchanged or acquired PBF LLC Series A Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including (i) that PBF Energy would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and (ii) that the subsidiaries of PBF LLC will sell certain nonamortizable assets (and realize certain related tax benefits) no later than a specified date. Moreover, (i) if we elect to terminate the tax receivable agreement early or if we undergo certain changes of control, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits (based on the foregoing assumptions), which upfront payment may be made years in advance of the actual realization, if any, of such future tax benefits, and (ii) we could be required to make payments under the tax receivable agreement that are significantly greater than the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. Assuming that the market value of a share of Class A common stock were to be equal to the initial public offering price per share of Class A common stock in this offering and that LIBOR were to be 1.86%, we estimate that the aggregate amount of these change of control payments would be approximately $602.6 million if triggered immediately after this offering. In these situations, our obligations

ORGANIZATIONAL STRUCTURE

The diagram below depicts our organizational structure immediately following this offering:

Existing Owners and Management
Investors in this Offering
PBF LLC Series A Units
Represents 82.8% of the total economic interest of PBF LLC
Not publicly traded
No voting rights
Economic rights only
Exchangeable on one-for-one basis for shares of Class A common stock
Certain of the PBF LLC Series A Units share profits with the PBF LLC Series B Units
Class B common stock
Voting rights only
One vote for each PBF LLC Series A Unit held by such holder
82.8% of voting power in PBF Energy
Class A common stock
17.2% of voting power in PBF Energy
100% of economic interests in PBF Energy
PBF Energy Inc. (PBF Energy)
PBF LLC Series B Units
Are profits interests
Share in varying percentages in the profits of the existing owners, including the right to receive shares of Class A common stock
Held solely by our executive officers
No voting rights
Sole Managing Member and PBF LLC Series C Units
Represents 17.2% of the total economic interest of PBF LLC
Number of PBF LLC Series C Units held equals number of shares of Class A common stock outstanding
100% voting power in PBF LLC
Do not share with the PBF LLC Series B Units
PBF Energy Company LLC (PBF LLC)
PBF Holding Company LLC (PBF Holding)
PBF Finance Corporation
Operating Subsidiaries

Reorganization Transactions at PBF LLC

PBF LLC is a holding company for the companies that directly or indirectly own and operate our business. Prior to this offering, there were 94,176,893 PBF LLC Series A Units issued and outstanding, of which 44,861,169 units were owned by each of Blackstone and First Reserve, 4,430,650 units were owned by our remaining existing owners, including Mr. O’Malley, and 23,904 units were restricted Series A Units held by our independent directors. In addition, there are 1,000,000 PBF LLC Series B Units issued and outstanding, all of which are held by certain of our officers. The PBF LLC Series B Units are profits interests which entitle the holders to participate in the profits of PBF LLC after the date of issuance. Certain of our existing owners and other employees hold options and warrants to purchase an additional 2,181,230 PBF LLC Series A Units at a weighted average exercise price of $10.24 per unit, 1,586,210 of which will be vested and exercisable as of the date of the closing of this offering.

Immediately prior to this offering, PBF LLC’s limited liability company agreement will be amended and restated to, among other things, designate PBF Energy as the sole managing member of PBF LLC and establish the PBF LLC Series C Units which will be held solely by PBF Energy. The PBF LLC Series A Units will be held solely by our existing owners (and their permitted transferees). The PBF LLC Series C Units rank on a parity with the PBF LLC Series A Units as to distribution rights, voting rights and rights upon liquidation, winding up or dissolution. Following this offering, PBF Energy will have the right to determine the timing and amount of any distributions (other than tax distributions as described in “Holding Company Structure” below) to be made to holders of PBF LLC Series A Units and PBF LLC Series C Units. Profits and losses of PBF LLC will be allocated, and all distributions generally will be made, pro rata to the holders of PBF LLC Series A Units (subject, under certain circumstances, to the rights of the holders of PBF LLC Series B Units) and PBF LLC Series C Units. In addition, the amended and restated limited liability company agreement of PBF LLC provides that any PBF LLC Series A Units acquired by PBF Energy from our existing owners, whether at the time of this initial public offering or thereafter in accordance with the exchange agreement, will automatically, and without any further action, be reclassified as PBF LLC Series C Units in connection with such acquisition.

The PBF LLC Series B Units are profits interests held by certain of our officers which had no taxable value at the date of issuance, have no voting rights and are designed to increase in value only after our financial sponsors achieve certain levels of return on their investment in PBF LLC Series A Units. Under the limited liability company agreement of PBF LLC, distributions initially are made to the holders of PBF LLC Series A Units and PBF LLC Series C Units in proportion to the number of units owned by them. Once the financial sponsors receive a full return of their capital contributions with respect to their PBF LLC Series A Units, distributions and other payments made on account of the PBF LLC Series A Units held by our financial sponsors will then be shared by our financial sponsors with the holders of PBF LLC Series B Units. Accordingly, the amounts paid to the holders of PBF LLC Series B Units will reduce only the amounts otherwise payable to the PBF LLC Series A Units held by our financial sponsors, and will not reduce or otherwise impact any amounts payable to PBF Energy (the holder of our PBF LLC Series C Units), the holders of our Class A common stock or any other holder of PBF LLC Series A Units. For a further discussion of the PBF LLC Series B Units, please see “Executive Compensation—Compensation Discussion and Analysis—Summary of PBF LLC Series B Units.”

We refer to the foregoing transactions, collectively, as the “Reorganization Transactions.”

Incorporation of PBF Energy

PBF Energy was incorporated as a Delaware corporation on November 7, 2011. PBF Energy has not engaged in any business or other activities except in connection with its formation. The certificate of incorporation of PBF Energy at the time of the offering will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Prior to completion of this offering, 37 shares of Class B common stock of PBF Energy will be issued to our existing owners, providing them with no economic rights but entitling them, without regard to the number of shares of Class B common stock held by such holder, to one vote on matters presented to stockholders of PBF Energy for each PBF LLC Series A Unit held by such holder, as described in “Description of Capital Stock—Class B Common Stock.” Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

We also will enter into an exchange agreement pursuant to which each of our existing owners (and certain of their permitted assignees and other holders who acquire PBF LLC Series A Units upon the exercise of certain warrants and options) will have the right to cause PBF LLC to exchange their PBF LLC Series A Units for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications, and further subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by our financial sponsors upon the sale of the shares of Class A common stock received by them upon such exchange. See “Certain Relationships and Related Transactions—Exchange Agreement.”

Offering Transactions

At the time of this offering, PBF Energy intends to use the net proceeds from this offering to purchase PBF LLC Series A Units (which will be reclassified as PBF LLC Series C Units in connection with such acquisition) from Blackstone and First Reserve and newly-issued PBF LLC Series C Units from PBF LLC, at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering. PBF Energy will purchase 15,000,000 PBF LLC Series A Units from Blackstone and First Reserve (or 17,475,000 PBF LLC Series A Units if the underwriters exercise in full their option to purchase 2,475,000 additional shares of Class A common stock) for an aggregate of $390.0 million (or $454.4 million if the underwriters exercise in full their option to purchase 2,475,000 additional shares of Class A common stock), and will use the remaining net proceeds of this offering to purchase 1,500,000 newly-issued PBF LLC Series C Units from PBF LLC in an amount equal to $39.0 million. PBF LLC will bear or reimburse PBF Energy for all of the expenses of this offering, including underwriting discounts. See “Use of Proceeds” and “Principal Stockholders” for further information regarding the proceeds from this offering that will be paid to Blackstone and First Reserve.

Following this offering, our existing owners may from time to time (subject to the terms of the exchange agreement) cause PBF LLC to exchange their remaining PBF LLC Series A Units for shares of Class A common stock of PBF Energy on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications, and further subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by our financial sponsors upon the sale of the shares of Class A common stock received by them upon such exchange. See “Certain Relationships and Related Transactions—Exchange Agreement.” Any PBF LLC Series A Units being exchanged will be reclassified as PBF LLC Series C Units in connection with such exchange. The purchase of PBF LLC Series A Units by PBF Energy from certain of our existing owners at the closing of this offering and exchanges of PBF LLC Series A Units for shares of Class A common stock are expected to result, with respect to PBF Energy, in increases in the tax basis of the assets of PBF LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that PBF Energy would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We will enter into a tax receivable agreement with the holders of PBF LLC Series A Units and PBF LLC Series B Units (and certain permitted assignees thereof and other holders who acquire PBF LLC Series A Units upon the exercise of certain warrants) that will provide for the payment from time to time by PBF Energy to such persons of 85% of the amount of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) these increases in tax basis and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of PBF Energy and not of PBF LLC. We estimate that the incremental tax basis of the assets of PBF LLC that will be attributable to

PBF Energy at the time of this offering will be approximately $205.3 million (or $239.2 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The tax receivable agreement also will provide that upon certain changes of control or if, at any time, PBF Energy elects an early termination of the tax receivable agreement, payments due under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class A Common Stock—In certain cases, payments by us under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement” and “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

In connection with its acquisition of PBF LLC Series C Units, PBF Energy will become the sole managing member of PBF LLC at the closing of this offering. Accordingly, although PBF Energy will initially have a minority economic interest in PBF LLC, PBF Energy will have 100% of the voting power and control the management of PBF LLC.

We refer to the foregoing transactions as the “Offering Transactions.”

As a result of the transactions described above:

•

the investors in this offering will collectively own 16,500,000 shares of our Class A common stock (or 18,975,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and PBF Energy will hold 16,500,000 PBF LLC Series C Units (or 18,975,000 PBF LLC Series C Units if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock), representing 17.2% of the total economic interest of PBF LLC (or 19.8% of the total economic interest of PBF LLC if the underwriters exercise in full their over-allotment option);

•

our existing owners will hold 79,176,893 PBF LLC Series A Units, representing 82.8% of the total economic interest of PBF LLC (or 76,701,893 PBF LLC Series A Units, representing 80.2% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the investors in this offering will collectively have 17.2% of the voting power in PBF Energy (or 19.8% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

our existing owners, through their holdings of our Class B common stock, will have 82.8% of the voting power in PBF Energy (or 80.2% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Our post-offering organizational structure will allow our existing owners to retain their equity ownership in PBF LLC, an entity that is classified as a partnership for United States federal income tax purposes, in the form of PBF LLC Series A Units. Investors in this offering will, by contrast, hold their equity ownership in PBF Energy, a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock. We believe that our existing owners generally find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes.

Our existing owners also hold shares of Class B common stock of PBF Energy. Although the shares of Class B common stock have no economic rights, they allow our existing owners to exercise voting power at PBF Energy, the managing member of PBF LLC, at a level that is consistent with their overall equity ownership of the business of PBF LLC and its subsidiaries. Under the amended and restated certificate of incorporation of PBF Energy, following the offering, each holder of Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each PBF LLC Series A Unit held by such holder. Accordingly, as our existing owners sell PBF LLC Series A Units to us as part of the

USE OF PROCEEDS

The proceeds to PBF Energy from this offering, before deducting underwriting discounts, will be approximately $429.0 million (or $493.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

PBF Energy intends to use $390.0 million (or $454.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), of the proceeds from this offering to purchase PBF LLC Series A Units (which will be reclassified as PBF LLC Series C Units in connection with such acquisition) from Blackstone and First Reserve, as described under “Organizational Structure—Offering Transactions.” Accordingly, we will not retain any of these proceeds. See “Principal Stockholders” for further information regarding the proceeds from this offering.

PBF Energy intends to use all of the remaining proceeds from this offering, or $39.0 million, to purchase newly-issued PBF LLC Series C Units from PBF LLC, as described under “Organizational Structure—Offering Transactions.” We intend to cause PBF LLC to use these proceeds to pay the expenses of this offering, including aggregate underwriting discounts of $21.5 million (or $24.7 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and other offering expenses estimated at $7.8 million. Any remaining proceeds, including proceeds from the exercise by the underwriters of their option to purchase additional shares of Class A common stock, will be used by PBF LLC for general corporate purposes, including to potentially repay outstanding indebtedness under the ABL Revolving Credit Facility.

The ABL Revolving Credit Facility is scheduled to expire on October 26, 2017. As of September 30, 2012, there were no outstanding loans under the ABL Revolving Credit Facility.

A $1.00 increase (decrease) in the assumed initial public offering price of $26.00 per share would increase (decrease) the net proceeds to PBF Energy from this offering by approximately $15.7 million, assuming that the number of shares offered by PBF Energy, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by PBF Energy.

Pending specific application of these proceeds, the proceeds will be invested primarily in cash.

on a pro forma basis a fixed charge coverage ratio, as defined by the ABL Revolving Credit Facility, of at least 1.1 to 1.0. As a result, we cannot assure you that PBF Holding will be able to make distributions to PBF LLC in order for PBF LLC to make distributions to us. If that is the case, it is unlikely that we will be able to declare dividends as contemplated herein.

Based upon our operating results for the quarter ended September 30, 2012, we would have been permitted to pay a quarterly dividend at the rate specified above under our ABL Revolving Credit Facility and senior secured notes, assuming as of the beginning of such period that we had completed this offering at the assumed initial public offering price of $26.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The ability of PBF Holding to comply with the foregoing limitations and restrictions is, to a significant degree, subject to its operating results, which is dependent on a number of factors outside of our control. As a result, we cannot assure you that we will be able to declare dividends as contemplated herein. See “Risk Factors—Risks Related to Our Indebtedness—Restrictive Covenants in our debt instruments may limit our ability to undertake certain types of transactions” and “Risk Factors—Risks Relating to This Offering and Ownership of Our Class A Common Stock. We cannot assure you that we will declare dividends or have the available cash to make dividend payments. We are a holding company that depends upon cash from our subsidiaries to meet our obligations and/or to pay dividends in the future.”

PBF LLC made cash distributions to our existing owners in the amount of $15.1 million during the nine months ended September 30, 2012, and prior to the completion of this offering, PBF LLC anticipates making additional cash distributions to our existing owners of approximately $142.8 million, substantially all of which will have constituted tax distributions.

Assuming approximately 95,676,893 PBF LLC Series A Units and PBF LLC Series C Units outstanding immediately following the offering, the aggregate annual distributions which are anticipated to be required to be made by PBF LLC to its members (including PBF Energy) in order for PBF Energy to pay the anticipated $0.20 per quarter cash dividend would be approximately $76.5 million. If we had paid an equivalent $0.20 per unit quarterly cash dividend during the nine months ended September 30, 2012, this would have represented the equivalent of approximately 8% of our Adjusted EBITDA for such period. As of September 30, 2012, our cash and cash equivalents totaled $170.0 million. Accordingly, as of September 30, 2012, there was sufficient cash and cash equivalents available to PBF Holding to make distributions to PBF LLC, which in turn will make pro rata distributions to its members, including PBF Energy, necessary to fund in excess of one year’s cash dividend payments by us, as well as approximately $495.1 million of unused borrowing availability under our ABL Revolving Credit Facility to fund our operations, if necessary. We believe our available cash and cash equivalents, other sources of liquidity to operate our business and operating performance provides us with a reasonable basis for our assessment that we can support our intended dividend policy.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of September 30, 2012:

•	on a historical basis for PBF LLC;

•

on an as adjusted basis to reflect the payment of cash distributions to our existing owners of $142.8 million and IPO cash bonuses to certain of our employees of $8.2 million prior to the completion of this offering; and

•

on a pro forma as further adjusted basis for PBF Energy, giving effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Statements,” including the application of the proceeds from this offering as described in “Use of Proceeds.”

This information should be read in conjunction with sections entitled “Organizational Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Unaudited Pro Forma Consolidated Financial Statements,” and the historical consolidated financial statements and related notes thereto included in this prospectus.

	September 30, 2012
	Actual	As Adjusted	Pro Forma as Further Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$170,048	$19,048	$28,848

Debt:
Long-term debt (including current portion)(1)	$732,961	$732,961	$732,961

PBF LLC Series B Units	4,261	4,261	—

Equity:
Series A Units	924,840	924,840	—
Class A common stock, par value $0.001 per share, 1,000,000,000 shares to be authorized, 16,500,000 shares to be issued and outstanding, on a pro forma basis	—	—	17
Class B common stock, par value $0.001 per share, 1,000,000 shares to be authorized, 37 shares to be issued and outstanding, on a pro forma basis	—	—	—
Preferred stock, par value $0.001 per share, 100,000,000 shares to be authorized, none to be issued and outstanding on a pro forma basis	—	—	—
Additional paid-in capital	—	—	—
Accumulated other comprehensive income	(2,357)	(2,357)	(2,357)
Retained earnings	710,843	559,843	255,486

Total members’/stockholders’ equity attributable to the Company	1,633,326	1,482,326	253,145
Noncontrolling interest	—	—	1,214,742

Total equity	1,633,326	1,482,326	1,467,888

Total capitalization	$2,370,548	$2,219,548	$2,200,849

(1)	Actual long-term debt includes our Delaware Economic Development Authority Loan of $20.0 million and unamortized original issue discount of $9.2 million related to the senior secured notes.

DILUTION

Dilution is the amount by which the offering price paid by purchasers of shares of Class A common stock in this offering will exceed the net tangible book value per share of Class A common stock immediately after the completion of this offering. Net tangible book value per share as of a particular date represents the amount of our total tangible assets less our total liabilities divided by the number of shares of Class A common stock outstanding as of such date. The net tangible book value of our Class A common stock as of September 30, 2012 was $1.5 billion, or approximately $15.79 per share. On a pro forma basis, after giving effect to the transactions described under “Organizational Structure,” including the sale of shares of Class A common stock in this offering at an assumed initial public offering price of $26.00 (the mid-point of the estimated price range set forth on the cover page of this prospectus), assuming that our existing owners exchanged all of their PBF LLC Series A Units for newly-issued shares of Class A common stock on a one-for-one basis, and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 2012 would have been $1.5 billion, or approximately $15.34 per share. This represents an immediate decrease in pro forma net tangible book value of $0.45 per share to existing stockholders and an immediate dilution of $10.66 per share to new investors.

The following table illustrates this dilution on a per share of Class A common stock basis:

Assumed initial public offering price per share		$26.00
Net tangible book value per share as of September 30, 2012	$15.79
Decrease in net tangible book value per share attributable to new investors	(0.45)

Pro forma net tangible book value per share after the offering		15.34

Dilution per share to new investors		$10.66

Because our existing owners do not own any Class A common stock or other economic interest in us, we have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that our existing owners exchanged their PBF LLC Series A Units for newly-issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to the offering would be $15.94 per share. This represents an increase in pro forma net tangible book value of $0.15 per share to existing stockholders and dilution in pro forma net tangible book value of $10.06 per share to new investors.

A $1.00 increase in the assumed initial public offering price of $26.00 per share would increase our pro forma net tangible book value per share after this offering by $0.01 and the dilution to new investors by $0.99, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 decrease in the assumed initial public offering price of $26.00 per share would not change our pro forma net tangible book value per share after this offering and would decrease the dilution to new investors by $1.00, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table presents, on a pro forma basis, as of September 30, 2012, the differences among the number of shares of Class A common stock purchased, the total consideration paid or exchanged and the average price per share paid by our existing owners and by new investors purchasing shares of our Class A common stock in this offering, assuming that our existing owners exchanged all of their PBF LLC Series A Units for shares of our Class A common stock on a one-for-one basis, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The table assumes an initial public offering price of $26.00 per share, as specified above, and excludes underwriting discounts and commissions and estimated offering expenses payable by PBF Energy:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing owners	79,176,893	82.8%	$791,769,000	64.9%	$10.00
New investors	16,500,000	17.2%	$429,000,000	35.1%	$26.00

Total	95,676,893	100.0%	$1,220,769,000	100.0%	$12.76

Unaudited Pro Forma Consolidated Balance Sheet

As of September 30, 2012

	PBF Energy Company LLC Actual	Pro Forma Adjustments(a)	PBF Energy Company LLC Pro Forma	Pro Forma Adjustments		PBF Energy Inc. Pro Forma
	(in thousands)
ASSETS
Current Assets
Cash and cash equivalents	$170,048	$(151,000)	$19,048	$9,800	(b)	$28,848
Accounts receivable, net	496,241		496,241			496,241
Inventories	1,479,728		1,479,728			1,479,728
Other current assets	26,388		26,388			26,388

Total Current Assets	2,172,405	(151,000)	2,021,405	9,800		2,031,205
Property, plant and equipment, net	1,574,712		1,574,712			1,574,712
Deferred tax asset	—		—	117,796	(c)	117,796
Deferred charges and other assets, net	185,390		185,390			185,390

Total Assets	$3,932,507	$(151,000)	$3,781,507	$127,596		$3,909,103

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$246,914		$246,914			$246,914
Accrued expenses	1,082,143		1,082,143			1,082,143
Deferred revenue	202,953		202,953			202,953

Total Current Liabilities	1,532,010		1,532,010			1,532,010
Economic Development Authority Loan	20,000		20,000			20,000
Long-term debt	712,961		712,961			712,961
Payable to related parties pursuant to tax receivable agreement	—		—	96,800	(c)	96,800
Deferred tax liabilities	—	—	—	49,495	(c)	49,495
Other long-term liabilities	29,949		29,949			29,949

Total Liabilities	2,294,920		2,294,920	146,295		2,441,215
Commitments and Contingencies
Series B Units	4,261		4,261	(4,261)	(d)	—
Members’/Stockholders’ Equity
Series A Units	924,840		924,840	(924,840)	(d)	—
Class A common stock	—		—	17	(d)	17
Class B common stock	—		—	—	(d)	—
Preferred stock	—		—	—		—
Additional paid-in capital	—		—	—	(d)	—
Accumulated other comprehensive loss	(2,357)		(2,357)	—		(2,357)
Retained earnings	710,843	(151,000)	559,843	(304,357)	(d)	255,486

Members’ equity/stockholders’ equity attributable to PBF Energy Inc.	1,633,326	(151,000)	1,482,326	(1,229,181)		253,146
Noncontrolling interest	—	—	—	1,214,742	(e)	1,214,742

Total Liabilities, Series B Units, and Equity	$3,932,507	$(151,000)	$1,482,326	$127,596		$3,909,103

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(a)	Reflects the net effect on cash and cash equivalents and retained earnings of cash distributions to our existing owners of $142.8 million and IPO cash bonuses to certain of our employees of $8.2 million to be made prior to the completion of this offering.

(b)	Reflects the net effect on cash and cash equivalents of the receipt of offering proceeds of $9.8 million and net uses of proceeds as described in “Use of Proceeds”.

(c)	Reflects adjustments to give effect to the tax receivable agreement (as described in “Certain Relationships and Related Transactions—Tax Receivable Agreement”) based on the following assumptions:

•

we will record an increase of $117.8 million in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of 39% (which includes a provision for U.S. federal, state, and local income taxes);

•

we will record $96.8 million, representing 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement as an increase to the liability under the tax receivable agreement;

•

We will record an increase of $49.5 million in deferred tax liabilities reflecting the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax bases. The deferred tax liabilities arise from taxable temporary differences primarily related to depreciation on property, plant and equipment.

•

we will record a decrease of $28.5 million to additional paid-in-capital, which is an amount equal to the difference between the increase in deferred tax assets and liabilities and the increase in the liability due to existing owners under the tax receivable agreement; and

•	there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(d)	Represents adjustments to stockholders’ equity reflecting (i) par value for Class A and Class B common stock to be outstanding following this offering, (ii) an increase of $9.8 million of additional paid-in capital as a result of net proceeds from this offering, (iii) a decrease of $28.5 million of additional paid-in-capital due to the tax receivable agreement as described in footnote (c) above, (iv) an increase of $18.7 million of additional paid-in-capital to allocate a portion of PBF Energy’s equity to the noncontrolling interest, (v) the elimination of PBF LLC Series A Units of $924.8 million upon consolidation, (vi) the elimination of PBF LLC Series B Units of $4.3 million upon consolidation, and (vii) a decrease of $304.4 million in retained earnings to allocate a portion of PBF Energy’s equity to noncontrolling interest.

(e)	As described in “Organizational Structure,” PBF Energy will become the sole managing member of PBF LLC. PBF Energy will initially own less than 100% of the economic interest in PBF LLC, but will have 100% of the voting power and control the management of PBF LLC. As a result, we will consolidate the financial results of PBF LLC and will record a noncontrolling interest. Immediately following this offering, the noncontrolling interest, based on the assumptions to the pro forma information, will be 82.8%. Pro forma noncontrolling interest represents 81.2% of the pro forma equity of PBF LLC of $1.5 billion, which differs from the pro forma equity of PBF Energy as the former is not affected by the adjustments related to the tax receivable agreement described in footnote (c).

Unaudited Pro Forma Consolidated Statement of Operations

For the Nine Months Ended September 30, 2012

	PBF Energy Company LLC Actual	Pro Forma Adjustments(f)		PBF Energy Company LLC Pro Forma	Pro Forma Adjustments(g)		PBF Energy Inc.
	(in thousands)
Revenues	$15,188,327			$15,188,327			$15,188,327

Cost and expenses
Cost of sales, excluding depreciation	13,871,884			13,871,884			13,871,884
Operating expenses, excluding depreciation	537,880			537,880			537,880
General and administrative expenses(k)	78,042			78,042			78,042
Gain on sale of asset	(2,430)			(2,430)			(2,430)
Depreciation and amortization expense	67,419			67,419			67,419

	14,552,795			14,552,795			14,552,795

Operating income (loss)	635,532			635,532			635,532

Other income (expense)
Change in fair value of catalyst lease obligation	(6,929)	—		(6,929)			(6,929)
Change in fair value of contingent consideration	(2,076)	—		(2,076)			(2,076)
Interest expense, net	(86,753)	(139	) (j)	(86,892)			(86,892)

	539,774	(139)		539,635			539,635
Income tax expense (benefit)	—	—		—	36,295	(m)	36,295

Net income (loss)	$539,774	$(139)		$539,635	(36,295)		503,340

Less—net income (loss) attributable to noncontrolling interest					446,572	(o)	446,572

Net income (loss) attributable to PBF Energy Inc.					$(482,867)		$56,768

Weighted Average Shares of Class A common stock outstanding(p)
Basic							16,500,000
Diluted							17,760,661
Net income available to Class A common stock per share(p)
Basic							$3.44
Diluted							$3.20

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2011

	PBF Energy Company LLC Actual	Toledo Period from January 1, 2011 through February 28, 2011(n)	Pro Forma Adjustments(f)		PBF Energy Company LLC Pro Forma	Pro Forma Adjustments(g)		PBF Energy Inc.
	(in thousands)
Revenues	$14,960,338	$1,053,206	$(52,015)	(l)	$15,961,529			$15,961,529

Cost and expenses
Cost of sales, excluding depreciation	13,855,163	916,418	(52,015)	(l)	14,719,566			14,719,566
Operating expenses, excluding depreciation	658,831	40,726	—		699,557			699,557
General and administrative expenses(k)	86,183	3,674	—		89,857			89,857
Acquisition related expenses	728	—	(556)	(h)	172			172
Depreciation and amortization expense(i)	53,743	—	4,209	(i)	57,952			57,952

	14,654,648	960,818	(48,362)		15,567,104			15,567,104

Income (loss) from operations	305,690	92,388	(3,653)		394,425			394,425

Other income (expense)
Change in fair value of catalyst lease obligation	7,316	—	—		7,316			7,316
Change in fair value of contingent consideration	(5,215)	—	—		(5,215)			(5,215)
Interest expense, net	(65,120)	—	(30,542)	(j)	(95,662)			(95,662)
Other income	—	59	—		59			59

	242,671	92,447	(34,195)		300,923			300,923
Income tax expense (benefit)	—	—	—		—	20,239	(m)	20,239

Net income (loss)	$242,671	$92,447	$(34,195)		$300,923	(20,239)		280,684

Less—net income (loss) attributable to noncontrolling interest						249,027	(o)	249,027

Net income (loss) attributable to PBF Energy Inc.						$(269,266)		$31,657

Weighted Average Shares of Class A common stock outstanding(p)
Basic								16,500,000
Diluted								17,594,441
Net income available to Class A common stock per share(p)
Basic								$ 1.92
Diluted								$ 1.80

income, interest expenses and income taxes not directly related to the refinery. They also reflect certain allocations Sunoco made for shared resources utilized prior to the acquisition which were considered reasonable.

(o)	As described in “Organizational Structure,” PBF Energy will become the sole managing member of PBF LLC. PBF Energy will initially own less than 100% of the economic interest in PBF LLC, but will have 100% of the voting power and control the management of PBF LLC. Immediately following this offering, the noncontrolling interest will be 82.8%. Net income attributable to the noncontrolling interest represents 82.8%, or $446.6 of income before income taxes of $539.6 for the nine months ended September 30, 2012 and 82.8%, or $249.0 of income before income taxes of $300.9 for the year ended December 31, 2011. Net income available to Class A common stock per share would not be significantly different if the assumed offering price changed by $1.00.

(p)	The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income (loss) available per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Each of the related party transactions described below was negotiated on an arm’s length basis. We believe that the terms of such agreements are as favorable as those we could have obtained from parties not related to us.

Our Relationship with Blackstone and First Reserve

Since our formation, each of Blackstone and First Reserve purchased an aggregate of 44,861,169 PBF LLC Series A Units at a purchase price of $10.00 per unit, or an aggregate purchase price of approximately $448.6 million each. Blackstone and First Reserve control ownership interests in a broad range of companies. We have entered into commercial transactions on arm’s length terms in the ordinary course of business with certain of these companies, including for the purchase of goods and services.

Stockholders Agreement

In connection with this offering, we will enter into a stockholders agreement with Blackstone and First Reserve. At the closing of this offering, our board of directors will have nine directors, of whom three will be designees of Blackstone and three will be designees of First Reserve. Under the stockholders agreement, each of Blackstone and First Reserve will have the right to nominate three directors to our board of directors so long as it owns 25% or more of the voting power of all shares of our capital stock entitled to vote generally in the election of directors, two directors for so long as it owns 15% or more, but less than 25% of the voting power of all shares of our capital stock entitled to vote generally in the election of directors, and one director so long as it owns 7.5% or more, but less than 15% of the voting power of all shares of our capital stock entitled to vote generally in the election of directors. Each of Blackstone and First Reserve will lose its right to nominate any directors to our board of directors once it owns less than 7.5% of the voting power of all shares of our capital stock entitled to vote generally in the election of directors. Blackstone and First Reserve have agreed to vote their shares in favor of the other’s nominees to the board of directors and to otherwise take actions to maintain board structure consistent with the stockholders agreement. In addition, in the event that a director designated by either Blackstone and First Reserve serves simultaneously on the board of directors (or similar governing body) of any other company engaged in the crude oil refining business in North America, unless our board otherwise requests or the designee resigns from the board of directors of such competitor, such designee shall resign from our board or otherwise be removed. In addition, the stockholders agreement grants to each of Blackstone and First Reserve, so long as it owns at least 7.5% of the voting power of all shares of our capital stock entitled to vote generally in the election of directors and maintains a designee on our board of directors, certain customary rights to receive information upon request, subject to their agreement to keep such information confidential and not to use it for any purpose other than in connection with their investment in us, and requires us to undertake certain actions in order to allow Blackstone and/or First Reserve to qualify as “venture capital operating companies” under ERISA if so required.

PBF LLC Limited Liability Company Agreement

As a result of the Offering Transactions, PBF Energy will hold PBF LLC Series C Units and will be the sole managing member of PBF LLC. Accordingly, PBF Energy will control all of the business and affairs of PBF LLC and its operating subsidiaries.

Prior to this offering, there were 94,176,893 PBF LLC Series A Units issued and outstanding, of which 44,861,169 units were owned by each of Blackstone and First Reserve, 4,430,650 units were owned by our remaining existing owners, including Mr. O’Malley, and 23,904 were restricted Series A Units held by our independent directors. In addition, there are 1,000,000 PBF LLC Series B Units issued and outstanding, all of which are held by certain of our officers. The PBF LLC Series B Units are profits interests which entitle the holders to participate in the profits of PBF LLC after the date of issuance. Certain of our existing owners and other employees hold options and warrants to purchase an additional 2,181,230 PBF LLC Series A Units at a weighted average exercise price of $10.24 per unit, 1,586,210 of which will be vested and exercisable as of the date of the closing of this offering.

For purposes of the tax receivable agreement, subject to certain exceptions noted below, the benefit deemed realized by PBF Energy generally will be computed by comparing the actual income tax liability of PBF Energy (calculated with certain assumptions) to the amount of such taxes that PBF Energy would have been required to pay had there been no increase to the tax basis of the assets of PBF LLC as a result of the purchase or exchanges of PBF LLC Series A Units and had PBF Energy not derived any tax benefits in respect of payments made under the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless (i) certain changes of control occur as described below, (ii) PBF Energy exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or (iii) PBF Energy breaches any of its material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due as if PBF Energy had exercised its right to terminate the agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•

the timing of any subsequent exchanges of PBF LLC Series A Units—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of PBF LLC at the time of each exchange;

•

the price of shares of our Class A common stock at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of PBF LLC is affected by the price of shares of our Class A common stock at the time of the exchange;

•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available; and

•

the amount and timing of our income—PBF Energy generally will be required to pay 85% of the deemed benefits as and when deemed realized. If PBF Energy does not have taxable income, PBF Energy generally is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no benefit will have been actually realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the tax receivable agreement.

We expect that the payments that we may make under the tax receivable agreement will be substantial. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that future payments under the tax receivable agreement relating to the purchase by us of PBF LLC Series A Units as part of the offering transactions to aggregate $96.8 million (or $112.7 million if the underwriters exercise their option to purchase additional shares) and to range over the next 15 years from approximately $3.6 million to $16.0 million per year (or range from approximately $4.2 million to $18.6 million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. Future payments under the agreement by us in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates—the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, (a) the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and/or (b) distributions to PBF Energy by PBF LLC are not sufficient to permit PBF Energy to make payments under the tax receivable agreement after it has paid its taxes and other obligations. The payments under the tax receivable agreement are not conditioned upon any persons continued ownership of us.

The effects of the tax receivable agreement on our consolidated balance sheet as a result of our purchase of PBF LLC Series A Units with our proceeds from this offering are as follows:

•

we will record an increase of $117.8 million in deferred tax assets (or $137.2 million if the underwriters exercise their option to purchase additional shares) for the estimated income tax effects of the increase in the tax basis of the assets owned by PBF Energy based on enacted federal, state and local income tax rates at the date of the transaction. To the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance;

•

we will record 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement as an increase of $96.8 million (or $112.7 million if the underwriters exercise their option to purchase additional shares) payable to a related party pursuant to tax receivable agreement; and

•

we will record an increase to additional paid-in capital in an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to our existing owners under the tax receivable agreement.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in our net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

In certain instances (as described in the following two paragraphs), payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement will provide that upon certain changes of control, or if, at any time, we elect an early termination of the tax receivable agreement, our (or our successor’s) obligations with respect to exchanged or acquired PBF LLC Series A Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that (a) we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and (b) that the subsidiaries of PBF LLC will sell certain nonamortizable assets (and realize certain related tax benefits) no later than a specified date. Moreover, (i) if we elect to terminate the tax receivable agreement early or if we undergo certain changes of control, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits (based on the foregoing assumptions), which upfront payment may be made years in advance of the actual realization of such future benefits and (ii) we could be required to make payments under the tax receivable agreement that are significantly greater than the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. Assuming that the market value of a share of Class A common stock were to be equal to the initial public offering price per share of Class A common stock in this offering and that LIBOR were to be 1.86%, we estimate that the aggregate amount of these change of control payments would be approximately $602.6 million if triggered immediately after this offering. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity and there is no assurance that we will be able to finance these obligations.

Moreover, payments under the tax receivable agreement will be based on the tax reporting positions that we determine in accordance with the tax receivable agreement. We will not be reimbursed for any payments previously made under the tax receivable agreement if the Internal Revenue Service subsequently disallows part or all of the tax benefits that gave rise to such prior payments. As a result, in certain circumstances, payments could be made under the tax receivable agreement that are significantly in excess of the benefits that we actually realize in respect of (a) the increases in tax basis resulting from our purchases or exchanges of PBF LLC Series A

(2)	In connection with the purchase of PBF LLC Series A Units and warrants, compensatory warrants for the purchase of PBF LLC Series A Units were also granted to each of these persons. See “Executive Compensation—Grants of Plan-Based Awards in 2011” and “—Outstanding Equity Awards at 2011 Fiscal Year-End.”
(3)	Thomas D. O’Malley owns 3,471,800 PBF LLC Series A Units. Thomas D. O’Malley, Jr., Thomas D. O’Malley’s son, owns 101,627 PBF LLC Series A Units. Horse Island Partners, of which Mr. O’Malley is the managing member, directly owns 131,265 PBF LLC Series A Units.

Consulting Agreement with Fuel Strategies International

Pursuant to a consulting agreement, Fuel Strategies International, Inc., the principal of which is James P. O’Malley, the brother of Thomas D. O’Malley, the Executive Chairman of our Board of Directors, provided us with monthly consulting services relating to our petroleum coke and commercial operations. The initial term of the agreement was effective from February 8, 2010 through May 1, 2010, after which time it became an evergreen contract. The agreement is automatically renewed for additional 30-day periods unless terminated by either party upon ten days notice prior to the expiration of any renewal term. For the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010 we paid $551,079, $487,925 and $276,302, respectively, to Fuel Strategies under this agreement.

Private Aircraft

We have an agreement with Thomas D. O’Malley, our Executive Chairman of the Board of Directors, for the use of an airplane owned by 936MP, LLC, a Delaware limited liability company, owned by Mr. O’Malley. We pay a charter rate that is the lowest rate this aircraft is chartered to third-parties. Our audit committee reviews such usage of the airplane annually. For the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, we incurred charges of $700,257, $820,524 and $393,288, respectively, related to use of this plane.

Private Placement of Senior Secured Notes

On February 9, 2012, our subsidiary, PBF Holding, sold in a private placement $25.5 million aggregate principal amount of 8.25% senior secured notes due 2020 to Thomas D. O’Malley, our Executive Chairman of the Board of Directors, certain of his affiliates and family members, and certain of our other executives, at a purchase price of 98.565% thereof. These notes are identical in all material respects to the $650.0 million aggregate principal amount of 8.25% senior secured notes offered and sold by PBF Holding (but are not expected to trade, and are not fungible, with those notes) and were sold without registration under the securities laws. These purchasers have registration rights pursuant to which, under certain circumstances, PBF Holding will file and use commercially reasonable efforts to keep effective a shelf registration statement covering resales of these notes.

Statement of Policy Regarding Transactions with Related Persons

Our board of directors has adopted a written policy that applies to transactions with related persons. For purposes of the policy, related person transactions include transactions, arrangements or relationships involving amounts greater than $120,000 in the aggregate in which we are a participant and a related person has a direct or indirect material interest. Related persons are deemed to include directors, director nominees, executive officers, owners of more than five percent of our common stock, or an immediate family member of the preceding group. The policy provides that our audit committee will be responsible for the review and approval or ratification of all related-person transactions.

PRINCIPAL STOCKHOLDERS

The following tables set forth information regarding the beneficial ownership of shares of our Class A common stock by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of PBF Energy, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

Prior to this offering, PBF LLC owned 100% of our outstanding common stock. Following the closing of this offering, Blackstone and First Reserve, together with certain of our directors and executive officers, will beneficially own their interests in our Class A common stock set forth below through their ownership of PBF LLC. The number of shares of our Class A common stock and percentage of beneficial ownership before and after the Offering Transactions is presented after giving effect to the “Reorganization Transactions” and described under “Organizational Structure.” The number of shares of our Class A Common Stock and percentage of beneficial ownership after the Offering Transactions set forth below are based on shares of our Class A common stock and of PBF LLC Series A Units outstanding immediately after the Offering Transactions, and assumes that we will use $390.0 million (or $454.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the proceeds we receive from this offering to purchase PBF LLC Series A Units (which will be reclassified as PBF LLC Series C Units in connection with such acquisition) held by Blackstone and First Reserve.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Except as otherwise indicated, the business address for each of the following persons is One Sylvan Way, Second Floor, Parsippany, New Jersey 07054.

	Class A Common Stock Beneficially Owned(1)						Combined Voting Power(2)(3)
Name	Prior to the Offering Transactions		After the Offering Transactions Assuming Underwriters’ Option is Not Exercised		After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full
	Number	%	Number	%	Number	%	%	%	%
Blackstone(4)	44,861,169	47.6	37,361,169	39.1	36,123,669	37.8	47.6	39.1	37.8
First Reserve(5)	44,861,169	47.6	37,361,169	39.1	36,123,669	37.8	47.6	39.1	37.8
Thomas D. O’Malley(6)	3,603,065	3.8	3,603,065	3.8	3,603,065	3.8	3.8	3.8	3.8
Thomas J. Nimbley(7)	675,000	*	675,000	*	675,000	*	*	*	*
Matthew C. Lucey(8)	49,198	*	49,198	*	49,198	*	*	*	*
Donald F. Lucey(9)	226,627	*	226,627	*	226,627	*	*	*	*
Michael D. Gayda(10)	225,000	*	225,000	*	225,000	*	*	*	*
Spencer Abraham	—	*	—	*	—	*	*	*	*
Jefferson F. Allen(11)	175,000	*	175,000	*	175,000	*	*	*	*
Martin J. Brand(12)	44,861,169	47.6	37,361,169	39.1	36,123,669	37.8	47.6	39.1	37.8
Timothy H. Day(13)	44,861,169	47.6	37,361,169	39.1	36,123,669	37.8	47.6	39.1	37.8
David I. Foley(14)	44,861,169	47.6	37,361,169	39.1	36,123,669	37.8	47.6	39.1	37.8
Dennis Houston(15)	8,333	*	8,333	*	8,333	*	*	*	*
Neil A. Wizel(16)	44,861,169	47.6	37,361,169	39.1	36,123,669	37.8	47.6	39.1	37.8
All directors and executive officers as a group (13 persons)(17)	94,731,374	99.7	79,731,374	82.6	77,256,374	78.0	99.7	82.6	78.0

*	Represents less than 1%.
(1)	Subject to the terms of the exchange agreement, the PBF LLC Series A Units are exchangeable at any time and from time to time for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications and further subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by our financial sponsors upon the sale of the shares of Class A common stock received by them upon such exchange. See “Certain Relationships and Related Transactions—PBF LLC Limited Liability Company Agreement” and “Certain Relationships and Related Transactions—Exchange Agreement.”

(2)	Represents percentage of voting power of the Class A common stock and Class B common stock of PBF Energy voting together as a single class. See “Description of Capital Stock.”
(3)	Our existing owners will hold all of the shares of our Class B common stock. Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by it, to one vote for each PBF LLC Series A Unit held by it. Accordingly, our existing owners have a number of votes in PBF Energy that is equal to the aggregate number of PBF LLC Series A Units that it holds. See “Description of Capital Stock—Class B Common Stock.”
(4)	Consists entirely of PBF LLC Series A Units. The Blackstone Vehicles (as hereinafter defined) are comprised of the following entities: Blackstone PB Capital Partners V Subsidiary L.L.C. (“BPBCP V”), Blackstone PB Capital Partners V-AC L.P. (“BPBCP V-AC”), Blackstone Family Investment Partnership V USS L.P. (“BFIP V”), Blackstone Family Investment Partnership V-A USS SMD L.P. (“BFIP V-A”), and Blackstone Participation Partnership V USS L.P. (“BPP V”, and together with BPBCP V, BPBCP V-AC, BFIP V and BFIP V-A, the “Blackstone Vehicles”). The Blackstone Vehicles beneficially own (i) 37,131,143 PBF LLC Series A Units, which are held by BPBCP V, (ii) 6,653,361 PBF LLC Series A Units, which are held by BPBCP V-AC, (iii) 204,804 PBF LLC Series A Units, which are held by BFIP V, (iv) 777,759 PBF LLC Series A Units, which are held by BFIP V-A, and (v) 94,100 PBF LLC Series A Units, which are held by BPP V. Blackstone Management Associates V USS L.L.C. (“BMA”) is a general partner of each of BPBCP V and BPBCP V-AC. BCP V USS Side-by-Side GP L.L.C. (“BCP V GP L.L.C.”) is a general partner of BFIP V and BPP V. Blackstone Holdings II L.P. holds the majority of membership interests in BMA and is the sole member of BCP V GP L.L.C. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C., which is in turn, wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of BFIP V-A is Blackstone Family GP L.L.C., which is in turn, wholly owned by Blackstone’s senior managing directors and controlled by its founder, Mr. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Vehicles directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares except to the extent of its or his indirect pecuniary interest therein. The address of each of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(5)	Consists entirely of PBF LLC Series A Units. Owned collectively by FR PBF Holdings LLC and FR PBF Holdings II LLC, which in turn are wholly owned and managed by FR XII PBF Holdings LLC, which in turn is collectively owned and managed by FR XII PBF AIV, L.P. (“FR XII”) and FR XII-A PBF AIV, L.P. (“FR XII-A”). FR XII and FR XII-A are managed by First Reserve GP XII, L.P. which, in turn , is managed by First Reserve GP XII Limited. The address of FR PBF Holdings LLC and First Reserve is c/o First Reserve Corporation, One Lafayette Place, Greenwich, Connecticut 06830.
(6)	Consists of (a) 3,471,800 PBF LLC Series A Units held directly by Mr. O’Malley and (b) 131,265 PBF LLC Series A Units held by Horse Island Partners, of which Mr. O’Malley is the Managing Member. In addition, does not include 350,000 PBF LLC Series B Units beneficially owned by Mr. O’Malley, 75% of which are currently vested. The PBF LLC Series B Units do not currently entitle the holders to any dividend payments or any rights upon liquidation or dissolution of PBF LLC but may in the future entitle them to certain interests in the profits of our financial sponsors after the passing of certain vesting dates and performance thresholds. For more information about the PBF LLC Series B Units, see “Executive Compensation — Compensation Discussion and Analysis — Summary of PBF LLC Series B Units.”
(7)	Consists of 225,000 PBF LLC Series A Units and an aggregate of 450,000 PBF LLC Series A Units that can be acquired within 60 days upon the exercise of outstanding warrants and options. In addition, does not include 160,000 PBF LLC Series B Units beneficially owned by Mr. Nimbley, 75% of which are currently vested.

(8)	Consists of 13,500 PBF LLC Series A Units and an aggregate of 35,698 PBF LLC Series A Units that can be acquired within 60 days upon the exercise of outstanding warrants and options. In addition, does not include 60,000 PBF LLC Series B Units beneficially owned by Mr. M. Lucey, 75% of which are currently vested.
(9)	Consists of 76,627 PBF LLC Series A Units and an aggregate of 150,000 PBF LLC Series A Units that can be acquired within 60 days upon the exercise of outstanding warrants and options. In addition, does not include 160,000 PBF LLC Series B Units beneficially owned by Mr. D. Lucey, 75% of which are currently vested.
(10)	Consists of 75,000 PBF LLC Series A Units and an aggregate of 150,000 PBF LLC Series A Units that can be acquired within 60 days upon the exercise of outstanding warrants and options. In addition, does not include 160,000 PBF LLC Series B Units beneficially owned by Mr. Gayda, 75% of which are currently vested.
(11)	Consists of 75,000 PBF LLC Series A Units and an aggregate of 100,000 PBF LLC Series A Units that can be acquired within 60 days upon the exercise of outstanding warrants and options.
(12)	Mr. Brand is a Managing Director of Blackstone. Mr. Brand disclaims beneficial ownership of any shares of the issuer’s equity securities owned by the Blackstone Funds or their affiliates, except to the extent of their pecuniary interests therein.
(13)	Mr. Day is a Managing Director of First Reserve. Mr. Day disclaims beneficial ownership of any shares of the issuer’s equity securities owned by such entities or their affiliates, except to the extent of their pecuniary interests therein.
(14)	Mr. Foley is a Senior Managing Director of Blackstone. Mr. Foley disclaims beneficial ownership of any shares of the issuer’s equity securities owned by the Blackstone Funds or their affiliates, except to the extent of their pecuniary interests therein.
(15)	Consists of 8,333 PBF LLC Series A Units that can be acquired within 60 days upon the exercise of outstanding options.
(16)	Mr. Wizel is a Director of First Reserve. Mr. Wizel disclaims beneficial ownership of any shares of the issuer’s equity securities owned by First Reserve or its affiliates, except to the extent of their pecuniary interests therein.
(17)	Consists of 93,803,343 PBF LLC Series A Units and an aggregate of 928,031 of PBF LLC Series A Units that can be acquired within 60 days upon the exercise of outstanding warrants and options. In addition, does not include 1,000,000 PBF LLC Series B Units beneficially owned by the directors and officers as a group, 75% of which are currently vested.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon consummation of this offering. We refer you to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

Upon completion of this offering, our authorized capital stock will consist of 1,000,000,000 shares of Class A common stock, par value $0.001 per share, of which 16,500,000 shares will be issued and outstanding, 1,000,000 shares of Class B common stock, par value $0.001 per share, of which 37 shares will be issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.001 per share, none of which will be issued and outstanding. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Subject to the rights of the holders of any preferred stock that may be outstanding and any contractual or statutory restrictions, holders of our Class A common stock are entitled to receive equally and ratably, share for share dividends as may be declared by our board of directors out of funds legally available to pay dividends. Dividends upon our Class A common stock may be declared by the board of directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property, or for any proper purpose, and the board of directors may modify or abolish any such reserve.

Liquidation Rights. Upon liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Voting Rights. Holders of shares of Class B common stock are entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each PBF LLC Series A Unit beneficially owned by such holder. Accordingly, our existing owners collectively have a number of votes in PBF Energy that is equal to the aggregate number of PBF LLC Series A Units that they hold. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of PBF Energy.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been any public market for our shares of Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of Class A common stock for future sale will have on the market price of our Class A common stock. Nevertheless, sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of equity securities.

Upon completion of this offering, we will have a total of 16,500,000 shares of our Class A common stock outstanding (or 18,975,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of the shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be held or acquired by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below and shares subject to the lock-up agreements described below.

Upon consummation of this offering, our existing owners will beneficially own 79,176,893 PBF LLC Series A Units (or 76,701,893 PBF LLC Series A Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be exchangeable for shares of our Class A common stock pursuant to the terms of the exchange agreement on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications, and further subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by our financial sponsors upon the sale of the shares of Class A common stock received by them upon such exchange. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we have entered into a registration rights agreement with our existing owners that will require us to register under the Securities Act these shares of Class A common stock. See “—Registration Rights Agreement” and “Certain Relationships and Related Transactions—Registration Rights Agreement.”

In addition, holders of outstanding options and warrants to purchase 2,181,230 PBF LLC Series A Units have the right, pursuant to the amended and restated limited liability company agreement of PBF LLC and the exchange agreement described above and following exercise of such options and warrants, to cause PBF LLC to exchange their PBF LLC Series A Units for up to an equivalent number of additional shares of Class A common stock. Finally, awards for up to 5,000,000 shares of Class A Common Stock may be granted under our 2012 Equity Incentive Plan, including 675,000 shares issuable upon the exercise of stock options that we intend to grant to our directors, officers and employees at the time of completion of this offering. See “Executive Compensation—Compensation Discussion and Analysis.” We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock or securities convertible into or exchangeable or exercisable for shares of Class A common stock issued under or covered by our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover up to 10,000,000 shares of Class A common stock. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions, Rule 144 restrictions applicable to our affiliates or the lock-up agreements described below.

Our certificate of incorporation authorizes us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See “Description of Capital Stock.” Similarly, the limited liability company agreement of PBF LLC permits PBF LLC to issue an unlimited number of additional limited liability company interests of

PBF LLC with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the PBF LLC Series A Units and PBF LLC Series C Units, and which may be exchangeable for shares of our Class A common stock.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this prospectus, a person, including any of our “affiliates” who has beneficially owned shares of our Class A common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of Class A common stock then outstanding, which will equal approximately 165,000 of the shares outstanding immediately after this offering; and

•	the average weekly trading volume of the Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144, a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an “affiliate,” is entitled to sell its shares freely so long as current public information about us is available and after a one year holding period without complying with the manner of sale, volume limitation or notice provisions of Rule 144. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class A common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Sales under Rule 144 are also subject to the lock-up arrangements described below.

Lock-up Agreements

In connection with this offering, we, our executive officers and directors, and Blackstone and First Reserve have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock, during the period ending 180 days after the date of this prospectus, except with the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC. See “Underwriting.” We may, however, grant awards under our equity incentive plans and issue shares of Class A common stock upon the exercise of outstanding options and warrants, and we may issue or sell shares of Class A common stock under certain other circumstances.

The 180-day restricted period described in the preceding paragraph will be automatically extended if (a) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (b) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the announcement of the material news or material event.

Rule 701

Under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement and are not deemed to be an affiliate of ours during the immediately preceding 90 days are eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

UNDERWRITING

Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are acting as the representatives of the underwriters named below. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally the number of shares of Class A common stock indicated below:

Name	Number of Shares
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
UBS Securities LLC
Barclays Capital Inc.

Total	16,500,000

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the underwriters including in connection with sales of unsold allotments of Class A common stock or subsequent sales of Class A common stock purchased by the underwriters in stabilizing and related transactions.

We granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,475,000 additional shares of our Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 2,475,000 additional shares of our Class A common stock.

	Per Share	Total
		Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, are approximately $7.8 million, which includes legal, accounting and printing costs and various other fees associated with the registration of the Class A common stock to be sold pursuant to this prospectus.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed     % of the total number of shares of Class A common stock offered by them.

We have applied to have our Class A common stock approved for listing on the New York Stock Exchange under the symbol “PBF”.

At our request, the underwriters have reserved for sale, at the public offering price, up to 412,500 shares of Class A common stock offered by this prospectus for sale to some of our directors, officers, employees and certain other persons who are otherwise associated with us through a directed share program. If these persons purchase reserved shares of Class A common stock, this will reduce the number of shares available for sale to the general public. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus.

We and all of our directors and executive officers have agreed that, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock; or

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock;

whether any such transaction described in the first two bullet points above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, on behalf of the underwriters, each such person will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions in the immediately preceding paragraph do not apply to:

•	the sale of Class A common stock to the underwriters pursuant to the underwriting agreement;

•

the issuance by us of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or are described in this prospectus;

•

the issuance by us, and the receipt by a holder, of equity awards pursuant to employee benefit plans described in this prospectus, so long as the recipient signs and delivers a lock-up letter agreement and the Class A common stock underlying such awards do not vest during the restricted period;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of Class A common stock; provided that such plan does not provide for the transfer of Class A common

16,500,000 Shares

PBF ENERGY INC.

Class A Common Stock

Citigroup

Morgan Stanley

Credit Suisse

Deutsche Bank Securities

UBS Investment Bank

Barclays

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.